UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

The Duckhorn Portfolio, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26414D106
(CUSIP Number)

Michael E. Carr, Jr.
Executive Vice President and General Counsel
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

with a copy to:

David M. Wilf
Phillip R. Sanders
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-2681

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26414D106	13D	Page 1 of 5 pages

1	Name of Reporting Person Brown-Forman Corporation
2	Check the Appropriate Box if a Member of a Group (a): □ (b): □
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 31,531,532
	8	Shared Voting Power 0
	9	Sole Dispositive Power 31,531,532
	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,531,532
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 21.5%(1)
14	Type of Reporting Person CO
_____________________
(1) Percentage based on 146,940,639 shares of common stock of the Issuer outstanding, calculated using the 115,409,107 shares of the Issuer outstanding as of March 12, 2024 as reported in the Issuer’s Information Statement filed with the Securities and Exchange Commission on March 28, 2024, plus the 31,531,532 shares issued to the Reporting Person on April 30, 2024.

CUSIP No. 26414D106	13D	Page 1 of 5 pages

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Duckhorn Portfolio, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1201 Dowdell Lane, Saint Helena, California 94574.
Item 2. Identity and Background.
(a)    This Schedule 13D is being filed by Brown-Forman Corporation, a Delaware corporation (the “Reporting Person”).
    As of the date of this statement, the Reporting Person is the record owner of 31,531,532 shares of Common Stock. The Reporting Person’s principal business is to manufacture, distill, bottle, import, export, market, and sell a wide variety of beverage alcohol products under recognized brands.
The names of the directors and executive officers of the Reporting Person are set forth on Schedule 1, which is incorporated herein by reference.
(b)    The business address of the Reporting Person and each of the directors and executive officers of the Reporting Person is 850 Dixie Highway, Louisville, Kentucky 40210.
(c)    Not applicable to the Reporting Person. The present principal occupation of each of the directors and executive officers of the Reporting Person is set forth on Schedule 1.
(d)    None of the Reporting Person and the directors and executive officers of Reporting Person set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.
(e)    None of the Reporting Person and the directors and executive officers of the Reporting Person set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
(f)    The Reporting Person is organized under the laws of the State of Delaware. The citizenship of each of the directors and executive officers of the Reporting Person is set forth on Schedule 1.
Item 3.    Source and Amount of Funds or Other Consideration.
As of the date of this Schedule 13D, the Reporting Person held 31,531,532 shares of Common Stock. 31,531,532 shares of Common Stock were acquired as consideration in the merger of Sonoma-Cutrer Vineyards, Inc., a California corporation and an indirect wholly-owned subsidiary of the Reporting Person (“Sonoma-Cutrer”) with and into Auguste Merger Sub, Inc., a California corporation and an indirect wholly-owned subsidiary of the Issuer (as defined below) (“Merger Sub”), with Sonoma-Cutrer surviving as an indirect wholly-owned subsidiary of the Issuer (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of November 16, 2023 (the “Merger Agreement”), by and among the Issuer, Merger Sub, the Reporting Person, and Sonoma-Cutrer. Pursuant to the Merger, the Issuer acquired Sonoma-Cutrer, which was owned by the Reporting Person.
Item 4.    Purpose of Transaction.
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person acquired the Common Stock for investment purposes.
Merger Agreement and Lockup Period
Pursuant to the terms of the Merger Agreement, the Reporting Person agreed to a standstill provision, pursuant to which, subject to certain exceptions, until the Reporting Person beneficially owns less than 5% of the voting power of the Issuer’s outstanding securities, it will not acquire shares of Common Stock representing more than 40% of the voting power of the Issuer’s aggregate outstanding securities, will not make or become a participant in any solicitation of proxies, will not form a “group,” as defined in Rule 13d-5 of the Securities and Exchange Act of

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1934, as amended, with respect to the voting of any shares of Common Stock and will not nominate persons for election to the Issuer’s board of directors other than pursuant to the Stockholders Agreement (as defined below). In addition, the Reporting Person has agreed, subject to certain exceptions, that it will not sell or otherwise transfer or dispose of shares of Common Stock for a period of 18 months following the effectiveness of the Merger (the “Lock-Up Period”). The Merger became effective on April 30, 2024 (the “Effective Time”).
Stockholders Agreement
In connection with the Merger, the Issuer entered into an Amended and Restated Stockholders Agreement, dated November 16, 2023 (the “Stockholders Agreement”), by and among the Issuer, the Reporting Person and Mallard Holdco, Inc. (“Mallard”). Pursuant to the terms of the Stockholders Agreement, following the Effective Time, Mallard and the Reporting Person have the right to designate three individuals and two individuals, respectively, for nomination to the Issuer’s board of directors. Each of Mallard’s and the Reporting Person’s nomination rights are subject to step-downs based on ownership of the Common Stock as described in the Stockholders Agreement. The Stockholders Agreement contains certain other restrictive covenants.
Pursuant to the terms of the Stockholders Agreement, if any provision of the Stockholders Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law, the Stockholders Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never been contained therein. On February 23, 2024, the Delaware Court of Chancery issued a decision in a class action lawsuit (West Palm Beach Firefighters’ Pension v. Moelis & Co.) which concluded that certain provisions from the operative stockholder’s agreement at issue in that lawsuit, which are similar to certain provisions contained in the Stockholders Agreement, are invalid under the Delaware General Corporation Law. The relevant provisions of the Stockholders Agreement include (i) the requirement that the Board of Directors of the Issuer recommend for election the director nominees of Mallard and the Reporting Person, (ii) the right of Mallard and the Reporting Person to fill vacancies created by an absence of their respective director representatives, (iii) the requirement that Mallard and the Reporting Person consent to a change in the size of the Board of Directors of the Issuer and (iv) the right of Mallard’s and the Reporting Person’s director representatives to serve on each committee of the Board of Directors of Issuer (collectively, the “Unenforced Provisions”). On the basis of the findings of the Delaware Court of Chancery and pursuant to the terms of the Stockholders Agreement, unless and until the decision is modified by applicable law (including being reversed on appeal, modified by future decisions, or pursuant to an amendment to the Delaware General Corporation Law), the Issuer construes the Stockholders Agreement and will act as though the Unenforced Provisions are not contained therein, and the Unenforced Provisions are not in effect or binding on the Issuer or its Board of Directors. The Issuer has informed Mallard and the Reporting Person of its intentions and been informed by each that each has no objection. Other than the Unenforced Provisions, the Stockholders Agreement will become effective on its existing terms upon the Effective Time.
Registration Rights Agreement
In connection with the Merger, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated November 16, 2023, by and between the Issuer, Mallard and the Reporting Person. The Registration Rights Agreement grants each of Mallard and the Reporting Person customary registration rights with respect to securities of the Issuer.
Pursuant to the Registration Rights Agreement, the parties to the Registration Rights Agreement (including the Reporting Person following expiration of the Lock-Up Period) have certain rights to require the Issuer to register the Common Stock, including unlimited demand registration rights, subject to certain limitations. The parties to the Registration Rights Agreement further have the right to request the Issuer file a shelf registration statement with the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933, so long as the Issuer is eligible to file a registration statement on Form S-3. The registration rights set forth in the Registration Rights Agreement also provide the holders of the Common Stock party thereto with unlimited piggyback registration rights, subject to certain exceptions as set forth in the Registration Rights Agreement.
The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Stockholders Agreement, and the Registration Rights Agreement, filed herewith as Exhibits 7.1, 7.2, and 7.3, respectively, and incorporated herein by reference.

CUSIP No. 26414D106	13D	Page 3 of 5 pages

General
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Merger Agreement, the Stockholders Agreement and applicable law, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the provisions of the foregoing, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a)See Items 7-11 and 13 of the cover page of this Schedule 13D and Item 2 and 3 above.
(b)See Items 7-11 and 13 of the cover page of this Schedule 13D and Item 2 and 3 above.
(c)Except as described in Items 3 and 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
(d)See Items 7-11 and 13 of the cover page of this Schedule 13D and Item 2 and 3 above.
(e)Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    Item 4 above summarizes certain provisions of the Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 26414D106	13D	Page 4 of 5 pages

Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
7.1	Agreement and Plan of Merger, dated as of November 16, 2023, by and among the Issuer, Merger Sub, the Reporting Person and Sonoma-Cutrer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2023).
7.2	Amended and Restated Stockholders Agreement, dated as of November 16, 2023, by and among the Issuer, Mallard and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2023).
7.3	Amended and Restated Registration Rights Agreement, dated as of November 16, 2023, by and among the Issuer, Mallard and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: May 1, 2024

Brown-Forman Corporation

By:     /s/ Michael E. Carr, Jr.
Name:    Michael E. Carr, Jr.
Title:    Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I

Directors and Executive Officers of the Reporting Person

Name	Position with the Reporting Person	Citizenship	Principal Occupation

Campbell P. Brown	Chair of the Board, Director	USA	See “Position with the Reporting Person” column
Elizabeth M. Brown	Director	USA	President of Dendrifund, Inc.
Stuart R. Brown	Director	USA	Managing Partner, Typha Partners, LLC
Mark A. Clouse	Director	USA	President and Chief Executive Officer, Campbell Soup Company
Marshall B. Farrer	Executive Vice President, Chief Strategic Growth Officer, Director	USA	See “Position with the Reporting Person” column
Michael J. Roney	Director	USA	Retired Chief Executive Officer, Bunzl plc
Jan E. Singer	Director	USA	Former Chief Executive Officer, J. Crew
Tracy L. Skeans	Director	USA	Chief Operating Officer and Chief People Officer, Yum! Brands, Inc.
Elizabeth A. Smith	Director	USA	Retired Chief Executive Officer, Bloomin’ Brands
Michael A. Todman	Director	USA	Retired Vice Chairman, Whirlpool Corporation
Lawson E. Whiting	President and Chief Executive Officer, Director	USA	See “Position with the Reporting Person” column
Leanne D. Cunningham	Executive Vice President, Chief Financial Officer	USA	See “Position with the Reporting Person” column

Kirsten M. Hawley	Executive Vice President, Chief People, Places, and Communications Officer	USA	See “Position with the Reporting Person” column
Thomas Hinrichs	Executive Vice President, President, Emerging International	Germany	See “Position with the Reporting Person” column
Yiannis Pafilis	Executive Vice President, President, Europe	Greece	See “Position with the Reporting Person” column
Matias Bentel	Executive Vice President, Chief Brands Officer	USA	See “Position with the Reporting Person” column
Michael E. Carr, Jr.	Executive Vice President, General Counsel and Secretary	USA	See “Position with the Reporting Person” column
Kelli Brown	Senior Vice President, Chief Accounting Officer	USA	See “Position with the Reporting Person” column
Crystal L. Peterson	Executive Vice President, Chief Inclusion and Global Community Relations Officer	USA	See “Position with the Reporting Person” column
Timothy M. Nall	Executive Vice President, Chief Global Supply Chain and Technology Officer	USA	See “Position with the Reporting Person” column
Jeremy J. Shepherd	Executive Vice President, President, USA and Canada	USA	See “Position with the Reporting Person” column